Exhibit 8.1

SUBSIDIARIES OF YANDEX N.V.

Subsidiary	Percentage Direct or Indirect Ownership

Yandex LLC (Russia)	100%

Awaps LLC (Russia)* (Subsidiary is in voluntary liquidation)	99.9%

GIS Technology LLC (Russia) +	100%

PS Yandex.Money LLC (Russia)	100%

Spb Software Co., Ltd. (Thailand)	100%

SPB Software, Inc (Nevada, USA)**	100%

Spb Software Limited (Hong Kong)	100%

YandexBel LLC (Belarus)	100%

Yandex DC LLC (Russia)	100%

Yandex Europe AG (Lucerne, Switzerland)	100%

Yandex Europe B.V. (the Netherlands)	100%

Yandex Inc. (Delaware, USA)	100%

Yandex.Probki LLC (formerly Smilink LLC) (Russia) *	99.9%

Yandex.Ukraine LLC (Ukraine)*	99.9%

Yandex Zurich AG (Zurich, Switzerland)	100%

+	Owned directly and indirectly by Yandex LLC, Russia

*	Owned directly by Yandex LLC, Russia

**	Owned directly by Yandex Inc., Delaware

The jurisdiction of organization of each of the subsidiaries is indicated above.